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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Soares, Esq.

RE:	Aspen Technology, Inc.
Schedule 14D-9 filed February 10, 2025
Schedule 13E-3 filed February 10, 2025
File No. 005-93677

Dear Mr. Soares:

We represent the Special Committee of the Board of Directors of Aspen Technology, Inc. (the “Company”). We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated February 19, 2025 (the “Comment Letter”) with respect to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on February 10, 2025. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule 14D-9 (the “Amended Schedule 14D-9”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Schedule 14D-9 and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission
February 24, 2025

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Schedule 14D-9 and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Schedule 14D-9 and the Amended Schedule 13E-3, as applicable.

Schedule 14D-9 / Schedule 13E-3 filed February 10, 2025

General

1.
We note references throughout your filing to “Unaffiliated Stockholders” and your statement on page 2 that “[c]apitalized terms used but not otherwise defined in this Schedule 14D-9 shall have the meanings ascribed to them in the Merger Agreement.”  Given the prevalent use of this defined term throughout your disclosure, please define “Unaffiliated Stockholders” in your Schedule 14D-9.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 5

2.
Refer to the last sentence in the third paragraph on page 5. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws.  For instance, please clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission.  Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Schedule 14D-9. The Company confirms its understanding that, notwithstanding the inclusion of this general disclaimer, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Amended Schedule 14D-9 and the Amended Schedule 13E-3 not misleading.

Securities and Exchange Commission
February 24, 2025

Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board, page 35

3.
Refer to the antepenultimate bullet point on page 41. With a view towards disclosure, please tell us why you did not describe the potential cash severance payments payable to the applicable executive offers.  If the Board did not believe such payments presented an actual or potential conflict of interest for those officers, or the Board for other reasons did not consider such payments in its analysis of the transaction, please explain why in your response.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Schedule 14D-9.

Miscellaneous, page 49

4.
On page 26, you state that “Qatalyst Partners will become entitled to receive a transaction fee equal to approximately $57 million” and that “Citi will become entitled to receive an aggregate transaction fee equal to approximately $46 million.”  However, on page 49 you state that “Qatalyst Partners provided the Special Committee with financial advisory services in connection with the Transactions for which it will be paid an aggregate amount currently estimated at approximately $57 million” (emphasis added).  Similarly, on page 55, you state that “Citi “will receive a fee estimated to be $46 million for such services” (emphasis added).  Please revise the disclosure on pages 25 and 26 to clarify whether these fees are “estimated” and, if so, please revise the disclosure on pages 49 and 55 to explain why this is the case and how the final payment amounts may differ.  Otherwise, please revise the language on pages 49 and 55 to be consistent with that on pages 25 and 26.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of the Amended Schedule 14D-9.

Securities and Exchange Commission
February 24, 2025

Certain Additional Information, page 54

5.
We note your statement that Citi “also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including” historical trading prices and the high and low closing prices for your stock during the 52-week period ended November 4, 2024.  However, this information is also provided on page 4 of Citi’s presentation to the Special Committee dated January 26, 2025, which is included as exhibit (c)(10) to your filing.  With a view towards revised disclosure, please explain to us (i) why Citi included such information in its January 26, 2025 presentation if it was not part of the financial analyses, and (ii) whether any other information contained in the January 26, 2025 presentation is also not considered part of Citi’s financial analyses with respect to its opinion.

Response: The Company respectfully acknowledges the Staff’s comment. Citi included in its presentation certain information that was identified therein as not material to its financial analysis used to arrive at its opinion, but which Citi thought was useful reference-only market or financial information in order to provide to the Special Committee additional context that the Special Committee may want to consider in its review of the Offer. This information included a review of trading in the Company’s common stock, a review of price targets of equity research analysts and a review of offer price increases in selected squeeze out transactions. The Company included descriptions of that reference-only information in the Schedule 14D-9 in order to provide to stockholders the information made available to the Special Committee. The summary of the Citi opinion and the presentation reviewed with the Special Committee in connection therewith that is included in the Schedule 14D-9 describes the substantive information reviewed with the Special Committee on January 26, 2025. In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Schedule 14D-9 which explains the rationale for the inclusion of the reference-only information.

Certain Unaudited Prospective Financial Information of AspenTech, page 56

6.	We note references throughout this section to tables summarizing the various projections provided. Please revise to include the full projections instead of summaries.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures on pages 2 through 4 of the Amended Schedule 14D-9.

*    *    *    *    *

Securities and Exchange Commission
February 24, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4806.

Sincerely,

/s/ Chadé Severin
Chadé Severin

cc:	Christopher A. Cooper Senior Vice President, Chief Legal Officer, Aspen Technology, Inc.